UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING
SEC FILE NUMBER 000-54500
CUSIP NUMBER 15115X 107

(Check One):
[X] Form 10-K  [ ] Form 20-F [ ] Form 11-K    [ ] Form 10-Q   [ ] Form 10-D [ ] Form N-SAR  [ ] Form N-CSR

For Period Ended:                                         May  31, 2016

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended:  ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

CELL MEDX CORP.
Full Name of Registrant

Not Applicable
Former Name, If Applicable

2857 Sumter Valley Circle
Address of Principal Executive Office (Street and Number)

Henderson, NV 89052
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

[X]
(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K,  Form 20-F,  Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be file within the prescribed time period.

Cell MedX Corp. was unable to prepare the financial and business information necessary to file its Annual Report on Form 10-K by the prescribed due date without unreasonable effort or expense.  Cell MedX Corp. expects to be able to file its Annual Report on Form 10-K within 15 calendar days of the prescribed due date.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contract in regard to this notification.

Frank McEnulty	(844)	238-2692
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).   [X] Yes      [  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?       [   ] Yes     [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CELL MEDX CORP.
(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 29, 2016	By:	/s/Frank McEnulty
Frank McEnulty
Chief Executive Officer